

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 23, 2014

<u>Via Facsimile</u>
Mr. Perry L. Elders
Chief Financial Officer
McDermott International, Inc.
757 N. Eldridge Pkwy.
Houston, TX 77079

> **Re: McDermott International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Response Letter Dated June 20, 2014**
> **File No. 1-8430**

Dear Mr. Elders:

        We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.   We note your responses to prior comments 3 and 5. Please confirm you will revise future filings to more fully explain the specific facts and circumstances that occurred during each period and resulted in changes in estimates that materially impacted your financial statements.

2.   We note your response to prior comment 4. Please confirm you will revise future filings to quantify the impact of items such as the $48 million of successful project close-out negotiations with vendors and suppliers and resolution of pending change orders with your customer that occurred during the quarter ended March 31, 2013and to quantify and discuss the impact of offsetting items, to the extent applicable.

        You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief